FRANKLIN ALTERNATIVE STRATEGIES FUNDS
One Franklin Parkway
San Mateo, California 94403-1906

September 26, 2013

Via EDGAR Transmission

Karen Rossotto, Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	Franklin Alternative Strategies Funds (the “Registrant”) File Nos. 811-22641 and 333-189667

Dear Ms. Rossotto:

On behalf of the Franklin Pelagos Commodities Strategy Fund, a series of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933 (the “1933 Act”), the undersigned hereby submits to the U.S. Securities and Exchange Commission (the “Commission”) this application for the withdrawal of Pre-Effective Amendment No. 1 as filed with the Commission on August 2, 2013 (the “Amendment”) to the initial registration statement (the “Registration Statement”) of the Registrant on Form N-1A under the 1933 Act and the Investment Company Act of 1940.  The Amendment had been filed in order to register for the first time the shares of the Franklin Pelagos Commodities Strategy Fund under the 1933 Act.  The Amendment was filed on EDGAR submission type N-1A/A, which was accepted via the EDGAR system at 4:58 p.m. on August 2, 2013 (Accession No. 0001137439-13-000269). The Amendment is requested to be withdrawn, after consultation with the Staff of the Commission, in order to allow the Staff to more expeditiously consider granting effectiveness for the Registration Statement with respect to the Franklin K2 Alternative Strategies Fund.  No securities have been sold in connection with the proposed public offering of the Franklin Pelagos Commodities Strategy Fund.  As discussed by you and Kristin Ives of Stradley Ronon Stevens and Young, LLP, upon effectiveness of the Registration Statement, the Registrant will file an amendment to the Registration Statement to register the shares of the Franklin Pelagos Commodities Strategy Fund which will provide the Staff additional time to comment thereon.

Therefore, the Registrant respectfully submits this application for withdrawal of the Amendment (Accession No. 0001137439-13-000269) filed under the EDGAR submission type N-1A/A.  If you have any questions, please contact Kristin Ives at (215) 564-8037.

Very truly yours,

/s/ Steven J. Gray
Steven J. Gray
Secretary and Vice President
Franklin Alternative Strategies Funds